Exhibit 1

Pointer Telocation Ltd.

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be Held On August 1, 2011

Notice is hereby given to the shareholders (the "Shareholders") of  Pointer Telocation Ltd. (the "Company") that an Annual General Meeting of Shareholders will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel Aviv, on Monday, August 1, 2011, at 1:00 P.M. (Israel time) (the "Meeting") for the following purposes:

1.	TO ELECT Yossi Ben Shalom, Barak Dotan, Yoel Rosenthal and Alicia Rotbard as directors of the Company for the coming year.

2.	TO RE- ELECT Gil Oren and Zvi Rutenberg as external directors of the Company for a period of three years.

3.	TO AMEND AND RESTATE the Articles of Association of the Company.

4.
Subject to the amendment and restatement of the Articles of Association of the Company, as detailed in Resolution Number 3 above, TO AMEND the Letter of Indemnification entered into by the Company and its directors and officers, serving from time to time.

5.	TO APPROVE the Management Services Agreement between the Company and DBSI Investments Ltd., the Company’s controlling shareholder.

6.
TO AUTHORIZE the Company to procure an insurance policy for such individual directors and officers of the Company ("D&O Insurance Policy"), as shall serve from time to time, as a framework transaction for a period of three years commencing as of October 1, 2011 (the date of expiration of the current D&O Insurance Policy) until September 30, 2014.  The annual premium of the D&O Insurance Policy shall be up to $100,000 for liability coverage of $15,000,000.

7.
TO APPOINT Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2011 and to authorize our audit committee (the "Audit Committee") to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

8.	TO RECEIVE management’s report on our business for the year ended December 31, 2010.

Shareholders of record at the close of business on June 22, 2011 (the "Record Date"), will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not plan to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy in the enclosed envelope as promptly as possible. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 14 Ha'Melacha Street, Park Afek, Rosh Ha'ayin, 48091, Israel, Attention: Chief Financial Officer.

The last date to provide a position notice on behalf of the shareholders is no later than Saturday, July 2, 2011.

A copy of the declarations of the directors and the external directors, being brought to election at the Meeting, as well as a copy of  the full proxy statement, may be viewed at the Company's offices at 14 Ha'Melacha Street, Park Afek, Rosh Ha'ayin, 48091, Israel, Sunday through Thursday from 9:00 a.m. to 5:00 p.m.

The proxy statement and proxy card are available at
http://www.pointer.com/category/Calander_of_Events

By Order of the Board of Directors,
Pointer Telocation Ltd.
Date:  June 12, 2011

PROXY STATEMENT
________________

POINTER TELOCATION LTD.
14 Ha'Melacha Street
Park Afek, Rosh Ha'ayin
Israel
+972-3-5723111
________________
ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be Held On August 1, 2011

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Pointer Telocation Ltd. (the "Company", "we", "our", "us",  and "Pointer") for use at our annual general meeting of shareholders to be held on Monday, August 1, 2011, at 1:00 P.M. or at any postponement or adjournment thereof (the "Meeting").  The record date for determining which of our shareholders (the "Shareholders") are entitled to notice of, and to vote at, the meeting is established as of the close of business on June 22, 2011 (the "Record Date").

As of June 12, 2011, we had 4,780,019 ordinary shares outstanding, each of nominal value New Israeli Shekels 3.00 (the "Ordinary Shares").

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to Shareholders on or about June 24, 2011. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the Shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a Shareholder may vote in favor of the proposals or against them or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting, subject to the terms of applicable law.

Any Shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy.  Written revocations and later-dated proxies that were sent directly to the Company should also be sent to the Company at 14 Ha'Melacha Street, Park Afek, Rosh Ha'ayin, 48091, Israel, Attention: Chief Financial Officer.  All proxies must be received by the Company’s transfer agent or at the Company’s mailing address listed above seventy hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more Shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the meeting.  If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week, to August 7, 2011, at the same hour and place, without it being necessary to notify our Shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Proposals 1, 3, and 7 to be presented at the Meeting require the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

Proposal 6 be presented at the Meeting requires, further to the resolution of the Audit Committee and the Board of Directors, the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, in accordance with the provisions of Section 1b(5) to the Companies Regulations (Relief in Transactions with Interested Parties), 5760 – 2000.

Proposal 2 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

Proposals 4 and 5 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto sets forth certain information, as of the Record Date regarding beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), of our Ordinary Shares by each person who is known by us to own beneficially more than 5% of our outstanding Ordinary Shares. The voting rights of our major Shareholders do not differ from the voting rights of other holders of our Ordinary Shares. On June 12, 2011, 4,780,019 Ordinary Shares were issued and outstanding.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned*		Percent of Ownership
DBSI Investments Ltd. (1)	1,783,590		37.31%
Eurocom Holdings (1979) Ltd.	701,592	(2)	14.68%
Barak Capital Ltd. (3)	242,126		5.07%

*
The percentage of outstanding Ordinary Shares beneficially owned is based on 4,780,019 Ordinary Shares outstanding as of June 12, 2011. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Record Date. Such Ordinary Shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table and the footnotes thereto have sole voting and investment power with respect to all Ordinary Shares shown as owned by them.

(1)
As office holders of DBSI Investments Ltd. ("DBSI"), Messrs. Barak Dotan and Yossi Ben Shalom, who are candidates for re-election as directors, may be considered to be the beneficial holders of the 37.31% of our outstanding Ordinary Shares held by DBSI.  Messrs. Yossi Ben Shalom and Barak Dotan and Yossi Ben Shalom also control DBSI and, therefore, share the beneficial ownership of 1,783,590 Ordinary Shares of the Company. DBSI holds the sole right to vote 1,783,590 of such Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.  The principal business address of each of these entities and individuals is 85 Medinat Hayehudim Street, Herzelia, 49514, Israel.  This disclosure is based on information disclosed by DBSI on Form 13D/A, filed on December 16, 2008, as well as information provided directly to the Company by DBSI.

(2)
Includes 165,275 Ordinary Shares held directly by Eurocom Communications Ltd. ("Eurocom Communications") an affiliate of Eurocom Holdings (1979) Ltd. ("Eurocom Holdings").  Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% owned by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.).  The four holding companies are 80% owned by Mr.  Shaul Elovitch and 20% owned by Mr. Yossef Elovitch.  The remaining 0.67% of Eurocom Communications is held directly by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have sole voting and dispositive power as to the Ordinary Shares of the Company held of record by Eurocom Holdings and Eurocom Communications.   The principal business address of each of these entities and individuals is 2 Dov Friedman Street, Ramat Gan 52503, Israel.  This disclosure is based on information disclosed by Eurocom Holdings on Form 13G/A, filed on February 17, 2009.

(3)
The securities being reported on by Barak Capital Ltd. as a parent holding company are owned, or may be deemed to be beneficially owned, by each of Barak Capital Investments 2006 Ltd., a corporation formed in Israel, Amatrine Limited Partnership, a limited partnership formed in Israel, and Amatrine 2 Limited Partnership, a limited partnership formed in Israel. These three entities are controlled by Barak Capital Ltd. The principal business address of Barak Capital Ltd. is 9 Ehad Ha'am St., Shalom Tower, Tel Aviv, 61297, Israel.  This disclosure is based on information disclosed by Barak Capital Ltd on Form 13G, filed on November 22, 2010.

MATTERS RELATING TO THE 2011- ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL 1

ELECTION OF DIRECTORS

The Company has nominated the persons named below, who were elected as directors at the Annual General Meeting of Shareholders held on October 13, 2010, for re-election as directors to serve for a period of one year until the next annual general meeting or until their respective successors are duly elected and qualified.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director.  Information on each nominee for director is set forth below. The information is based upon the records of the Company and information provided by each nominee. If at the time of the Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yossi Ben Shalom	55
Yossi Ben Shalom has served as our Chairman of the Board of Directors since April 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others.  Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus - a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. Mr. Ben Shalom holds BA in Economics and MA in Business Management from Tel Aviv University.

Barak Dotan	43
Barak Dotan was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of DBSI Investments Ltd., a private investment company that has made various investments in private and public companies. Before establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (Nasdaq: JCDA), formerly CST, a software company that provides a complete software infrastructure to transform legacy systems into e-business and wireless solutions, and thereafter managed private investments in high-tech and other areas. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Yoel Rosenthal	56
Yoel Rosenthal was appointed a director on our Board in April 2003. He is a veteran accountant with over 20 years of experience.  Prior to joining DBSI Investments Ltd. Mr. Rosenthal was a founder and partner of a private accounting firm in Israel, Bruckner, Rosenthal, Ingber, He also held the position of Loan Officer for multinational corporations at the Bank of Montreal in the USA. Mr. Rosenthal received an MBA with honors from the University of California at Los Angeles and a BA in Economics and Accounting from Tel Aviv University.

Alicia Rotbard	64
Alicia Rotbard, was appointed a director on our board in 2002. In 1989 she founded DOORS Information Systems, Inc. and served as its CEO until 2002. Since 1989 she served as President and CEO of Quality Computers Ltd. and from 1980 to 1985 she served as Deputy General Manager of the Tel-Aviv Stock Exchange, where she managed the Computer Department and Operations. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University of Jerusalem.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, that Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Yoel Rosenthal and Ms. Alicia Rotbard are hereby elected to serve as directors of the Company for the coming year until the next annual meeting or until their respective successors are duly elected and qualified.”

Approval of Proposal 1 requires the affirmative vote of the holders of at least a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

PROPOSAL 2

PROPOSAL RE-ELECTION OF EXTERNAL DIRECTORS

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director if the person is a relative of the controlling shareholder, or if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company, with the controlling shareholder, or at the date of appointment to a relative of the controlling shareholder or to Another Corporation, and in respect of a company in which there is no controlling shareholder or a shareholder holding a controlling block – also an affiliation, at the date of appointment, to the chairman of the board of directors, the chief executive officer, a substantial shareholder or the most senior financial officer. The term “affiliation” includes:

·	an employment relationship;

·	a business or professional relationship maintained on a regular basis;

·	control of the company; and

·	service as an office holder.

The term “Another Corporation” means a corporation in which the controlling shareholder, at the date of appointment or during two years preceding the appointment, is the company or its controlling shareholder.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

The initial term of an external director is three years and may be extended for additional two terms of three years each. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director and all external directors must be members of the company’s audit committee.

A copy of each of Gil Oren and Zvi Rutenberg declarations of meeting the requirements of the Israeli Companies Law to serve as an external director may be viewed at the offices of the Company.

Our board of directors recommends re-electing Gil Oren and Zvi Rutenberg as external directors of the Company.  Certain information concerning Gil Oren and Zvi Rutenberg appears below.

Nominee	Age	Principal Occupation
Gil Oren	59
Gil Oren has served on our board as an external director since July 2008. Mr. Oren is an independent business advisor. During the years 2002-2007 Mr. Oren served as the Chief Executive Officer of Ytong Industries Ltd.  During such years Mr. Oren also served on the Board of Directors of Ytong Industries Ltd., Nirlat Ltd., Aloni Conglomerate Ltd., Carmit Ltd., Orlite Industries Ltd. (in addition to serving as the Chief Executive Officer of such company), Orlite Millennium Ltd., Vulcan Casting Ltd., Urdan Industries Ltd.  Mr. Oren holds a B.A in accounting and economics from Tel Aviv University and a M.B.A from Tel Aviv University. Mr. Oren is also Certified Public Accountant. Upon his appointment as an external director the Company shall deem Mr. Oren as possessing accounting and financial expertise.

Zvi Rutenberg	55
Zvi Rutenberg has served on our board as an external director since July 2008. Mr. Rutenberg currently serves as the Chief Executive Officer of the industrial division of Minrav Ltd, where he has served since May 2010. In May 2008 Mr. Rutenberg established Global Point Ltd., a company which provides management consultancy services for industrial companies.  Between May 1997 and May 2008, Mr. Rutenberg served as the Chief Executive Officer of Durabond Ltd., and from January 2004 until May 2008, he also served as the Chief Executive Officer of Durabond's sister company, Ashkalit Chemiprod Ltd. Mr. Rutenberg holds a B.Sc in Industrial and Management Engineering from Ben Gurion University.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, that Gil Oren and Zvi Rutenberg are hereby re-elected to serve as our external directors for a three year term.”

Approval of Proposal 2 requires approval by: (i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

PROPOSAL 3

TO AMEND AND RESTATE THE ARTICLES OF ASSOCIATION OF THE COMPANY

The current Articles of Association of the Company are those adopted by the Company in its shareholders meeting in August 2003.  Since then there have been a number of amendments to the Israeli Companies Law – 5759-1999. For certain of these amendments to apply to the Company specific provisions must be included in the Company’s Articles of Association; such as provisions relating to director and officer indemnification.  In order to update our articles of association fully in accordance with the Companies Law, the Board of Directors of the Company recommends that the shareholders amend and restate the articles of association of the Company in the form of Exhibit A to this proxy statement in order to fully reflect the provisions of the Companies Law.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

"RESOLVED TO AMEND AND RESTATE the Articles of Association of the Company with the Articles of Association attached hereto as Exhibit A.”

Approval of Proposal 3 requires the affirmative vote of the holders of at least a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

PROPOSAL 4

TO AMEND THE INDEMNIFICATION LETTER ENTERED INTO BY THE
COMPANY AND ITS DIRECTORS AND OFFICERS, SERVING FROM TIME TO
 TIME

This resolution shall only be brought to the vote at the Meeting provided that Proposal 3 above, TO AMEND AND RESTATE the Articles of Association of the Company shall have been approved by the Meeting as above detailed.

The Companies Law and the Amended and Restated Articles of Association authorize us to indemnify, exempt and insure our directors and officers, subject to certain conditions and limitations.  We believe that it is in the Company’s best interest to provide indemnification to our officers and directors to enable us to attract and retain highly qualified individuals.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our Audit Committee and our Board of Directors and, in respect of our directors, by our shareholders.

Pursuant to the Company’s indemnification undertaking agreement with each of our directors and officers, as previously approved by our shareholders, the Company is obligated to indemnify our directors and officer who are, or who may become, parties to such agreement to the maximum extent permitted by law.  Since the approval of the indemnification agreement by our shareholders there have been certain amendments to the Companies Law and the Securities Law, 5728 - 1968, which allow for indemnification for certain proceedings and for certain financial sanctions resulting from such proceedings.  Pursuant to the proposed amendments to the indemnification letter, our indemnification obligations will cover our directors’ or officers’ services as directors or officers, to the fullest extent permitted by law.  The full text of the amended indemnification letter is attached hereto as Exhibit B.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

"RESOLVED,   TO AMEND the Letter of Indemnification entered into by the Company and its directors and officers, serving from time to time.”

Approval of Proposal 4 requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PROPOSAL 5

TO APPROVE THE MANAGEMENT SERVICES AGREEMENT BETWEEN THE
COMPANY AND DBSI INVESTMENTS LTD., THE COMPANY’S CONTROLLING
SHAREHOLDER

In January 2003 the shareholders of the Company approved the Company entering into a Management Services Agreement with DBSI Investments Ltd. (“DBSI”), the Company’s controlling shareholder, pursuant to which the Company shall pay DBSI an annual management fee of $180,000 in consideration for management services to be provided by DBSI to the Company.

In accordance with a recent amendment to the Companies Law an extraordinary transaction between a company and its controlling shareholder, such as the Management Services Agreement between the Company and DBSI, shall be limited for a period of three years and requires the re-approval of the shareholders for its extension.

In accordance with the Management Services Agreement DBSI is to provide the Company with management services with respect to the Company’s business as shall be agreed upon between the parties from time to time, including, among others, provision of directors services, consulting services, conducting negotiations with banks and review of potential mergers and acquisitions.  DBSI is to dedicate as much time as will be necessary for the proper performance of the management services.  In consideration for the management services the Company shall pay to DBSI an aggregate annual management services fee in the amount of $180,000, to be paid in equal quarterly installments of $45,000 each.  Further, the Company is to reimburse DBSI for out-of-pocket business expenses borne by DBSI or any of its employees, directors or officers in connection with the provision of the management services. The full text of the Management Services Agreement is attached hereto as Exhibit C.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

"RESOLVED,   TO APPROVE the Management Services Agreement between the Company and DBSI Investments Ltd., the Company’s controlling shareholder.”

Approval of Proposal 5 requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PROPOSAL 6

COMPANY’S DIRECTORS AND OFFICERS INSURANCE POLICY

In order to induce individuals to serve as directors and officers of the Company, it is critical that the Company maintain adequate directors and officers insurance.  Therefore, the Company believes it is necessary to continue to procure insurance for its directors and officers.

At the Meeting, the Company's shareholders will be asked to approve the directors' and officers' insurance policy for a three year period,  as a framework transaction, commencing as of October 1, 2011 (the date of expiration of the current D&O Insurance Policy) until September 30, 2014, at an annual premium of up to $100,000 for liability coverage of up to $15,000,000. The audit committee of the Company and the Board of Directors has already approved this proposal. The directors' and officers' insurance policy will cover the incumbent directors and officers of the Company as well as directors and officers of the Company that will be appointed in the future from time to time.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

"RESOLVED, TO AUTHORIZE the Company to procure an insurance policy for such individual directors and officers of the Company ("D&O Insurance Policy"), as shall serve from time to time, as a framework transaction for a period of three years commencing as of October 1, 2011 (the date of expiration of the current D&O Insurance Policy) until September 30, 2014.  The annual premium of the D&O Insurance Policy shall be up to $100,000 for liability coverage of $15,000,000.”

The Company shall be entitled, from time to time, without the need for an additional approval from the shareholders of the Company, to renew the D&O Insurance Policy or replace it, with the same insurer or a different insurer, in respect of all directors and officers that shall serve in the Company at such time (including representatives of the controlling shareholders), all subject to the following terms: (i) the total annual premium shall not exceed $100,000; (ii) the liability coverage shall not exceed $15,000,000; and (iii) the other terms of the D&O Insurance shall be similar to those existing in the current D&O Insurance Policy subject to amendments that may be made in accordance with applicable law.

Proposal 6 be presented at the Meeting requires, further to the resolution of the Audit Committee and the Board of Directors, the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, in accordance with the provisions of Section 1b(5) to the Companies Regulations (Relief in Transactions with Interested Parties), 5760 – 2000.

PROPOSAL 7

TO APPOINT KOST FORER GABBAY & KASIERER  AS THE INDEPENDENT
PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING
 DECEMBER 31, 2011 AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX
THEIR REMUNERATION

The Companies Law requires shareholder approval of the appointment of the Company's independent public accountants for the fiscal year ending December 31, 2011.  Our Board of Directors recommended and upon such recommendation, at the last annual meeting, the Company's shareholders appointed the accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm. The Board of Directors believes that the appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2011 is appropriate and in the best interests of the Company and its shareholders. Subject to the approval of this proposal, the Audit Committee will fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

"RESOLVED to appoint Kost Forer Gabbay & Kasierer  as the independent public accountants of the Company for the year ending December 31, 2011 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in its sole discretion."

Approval of Proposal 7 requires the affirmative vote of the holders of at least a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

PRESENTATION OF FINANCIAL STATEMENTS

The Companies Law requires the presentation of the Consolidated Balance Sheets and related information of the Company to our Shareholders.  The Company will present at the Meeting the Company’s Consolidated Balance Sheets at December 31, 2010 and the Consolidated Statements of Income for the year then ended and will present to the Shareholders the management's report on the business of the Company for the year ended December 31, 2010.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1−800−SEC−0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors, Pointer Telocation Ltd. June 12, 2011

EXHIBIT A

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

POINTER TELOCATION LTD.

A COMPANY LIMITED BY SHARES

PRELIMINARY

1.	COMPANY NAME

The name of the company is “Pointer Telocation Ltd.” (the “Company”).

2.	INTERPRETATION

(a)	In these Articles, the following terms shall bear the meanings set forth below, unless inconsistent with the subject or context.

“Office Holder” shall mean every director and every other person included in the definition of “office holder” under the Companies Law, including the executive officers of the Company.

“External Directors” shall mean directors appointed and serving in accordance with Sections 239 through 249 of the Companies Law.

“Companies Law” shall mean the Israeli Companies Law, 5759-1999, as amended and as may be amended from time to time, and any regulations promulgated thereunder.

"Securities Law" shall mean the Israeli Securities Law 5728-1968, as amended and as may be amended from time to time, and any regulations promulgated thereunder.

“Articles” shall mean these Amended and Restated Articles of Association as originally adopted or as amended from time to time.

“Office” shall mean the registered office of the Company.

“Year” and “Month” shall mean a Gregorian month or year.

(b)	Defined terms used herein, but not defined, shall have the meaning given them in the Companies Law.

(c)
Unless the subject or the context otherwise requires: words and expressions importing the masculine gender shall include the feminine gender; and words and expressions importing persons shall include bodies corporate.

3.	PUBLIC COMPANY; LIMITED LIABILITY AND COMPANY OBJECTIVES

(a)	The Company is a Public Company, as such term is defined in the Companies Law.

(b)
The liability of the Company’s Shareholders is limited and, accordingly, the liability of each Shareholder for the Company’s obligations shall be limited to the payment of the nominal value of the shares held by such Shareholder, subject to the provisions of these Articles and the Companies Law.

(c)
The Company's objectives are to carry on any business and perform any act which is not prohibited by law. The Company may also make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations

SHARE CAPITAL

4.	SHARE CAPITAL

(a)	The authorized share capital of the Company is twenty four million New Israeli Shekels (NIS 24,000,000) divided into 8,000,000 Ordinary Shares, par value NIS 3.00 per share.

(b)	The Ordinary Shares all rank pari passu in all respects.

5.	INCREASE OF AUTHORIZED SHARE CAPITAL

(a)
The Company may, from time to time, by resolution of its shareholders, whether or not all the shares then authorized have been issued and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b)
Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increased as aforesaid shall be subject to all the provisions of these Articles which are applicable to shares of the same class included in the existing share capital.

6.	SPECIAL RIGHTS; MODIFICATION OF RIGHTS

(a)
Subject to the provisions of these Articles, and without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by resolution of its shareholders, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to liquidation, dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution provided that any resolution with respect to the issuance of shares will be made only by the Board of Directors.

(b)	(i)
If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by the adoption of a resolution passed at a separate General Meeting of the holders of the shares of such class.

(ii)	The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class.

(iii)
Unless otherwise provided by these Articles, the enlargement of an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 6(b), to modify or abrogate the rights attached to previously issued shares of such class or of any other class.

7.	CONSOLIDATION, SUBDIVISION, CANCELLATION AND REDUCTION OF SHARE CAPITAL

(a)	The Company may, from time to time, by resolution of its shareholders (subject, however, to the provisions of Article 6(b) hereof and to applicable law):

(i)	consolidate and divide all or part of its issued or un-issued authorized share capital into shares of a per share nominal value which is larger than the per share nominal value of its existing shares;

(ii)	subdivide its shares (issued or un-issued) or any of them, into shares of smaller nominal value;

(iii)
cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so canceled; or

(iv)	reduce its share capital in any manner, subject to any consent required by law.

(b)
With respect to any consolidation of issued shares into shares of a larger nominal value per share, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i)	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share;

(ii)	allot, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)	redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings; and/or

(iv)
cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 7(b)(iv).

SHARES

8.	ISSUANCE OF SHARE CERTIFICATES; REPLACEMENT OF LOST CERTIFICATES

(a)	Share Certificates shall be issued under the corporate seal of the Company and shall bear the signature of one Director, or of any other person or persons so authorized by the Board of Directors.

(b)
Each shareholder shall be entitled to one or several numbered certificates for all the shares of any class registered in his name, each for one or more of such shares. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

(c)	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Shareholder Register in respect of such co-ownership.

(d)
A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

9.	REGISTERED HOLDER

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

10.	ALLOTMENT OF SHARES

The un-issued shares from time to time shall be under the sole control of the Board of Directors, who shall have the power to allot, issue or otherwise dispose of shares to such persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 12(f) hereof), and either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors deems fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors deems fit.

11.	PAYMENT IN INSTALLMENTS

If pursuant to the terms of allotment or issue of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

12.	CALLS ON SHARES

(a)
The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon shareholders in respect of any sum which has not been paid up in respect of shares held by such shareholders and which is not pursuant to the terms of allotment or issue of such shares or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him or her (and of each installment thereof if the same is payable in installments), to the Company at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b)
Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment.  Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such member, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment. In the event of a call payable in installments, only one notice thereof need be given.

(c)
If pursuant to the terms of allotment or issue of a share or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 12, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

(d)	Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e)
Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f)	Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amounts and times for payment of calls in respect of such shares.

13.	PREPAYMENT

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 13 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

14.	FORFEITURE AND SURRENDER

(a)
If any shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, resolve to forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorney’s fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of, the amount payable to the Company in respect of such call.

(b)
Upon the adoption of a resolution as to the forfeiture of a shareholder’s share, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)
Without derogating from Articles 54 and 59 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share not fully paid for.

(e)
Any share forfeited or surrendered as provided herein, shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors deems fit.

(f)
Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 12(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce the payment of such moneys, or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.

(g)
The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 14.

15.	LIEN

(a)
Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)
The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his executors or administrators.

(c)
The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such member in respect of such share (whether or not the same have matured), and the residue (if any) shall be paid to the shareholder, his executors, administrators or assigns.

16.	SALE AFTER FORFEITURE OR SURRENDER OR IN ENFORCEMENT OF LIEN

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Shareholder Register in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Shareholder Register in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

17.	REDEEMABLE SHARES

The Company may, subject to applicable law, issue redeemable shares and redeem the same.

TRANSFER OF SHARES

18.	REGISTRATION OF TRANSFER

(a)
No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent),  together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Shareholder Register (or with the transfer agent) in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer.

(b)
The Board of Directors may, in its discretion to the extent it deems necessary, close the Shareholder Register for registrations of transfers of shares during any year for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Shareholder Register is so closed.

19.	RECORD DATE FOR NOTICES OF GENERAL MEETINGS AND OTHER ACTION

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the shareholders entitled to notice of, or to vote at, any Annual or Extraordinary General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of, or to take or be the subject to, any other action, the Board of Directors may fix, a record date, which shall not be more than forty (40), or any longer period required under the Companies Law, nor less than four (4) days, or any longer period required under the Companies Law, before the date of such meeting or other action. A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting: provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

TRANSMISSION OF SHARES

20.	DECEDENTS’ SHARES

(a)
In case of death of a registered holder of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 20(b) have been effectively invoked.

(b)
Any person becoming entitled to a share in consequence of the death of any shareholder, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

21.	RECEIVERS AND LIQUIDATORS

(a)
The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a shareholder or its properties, as being entitled to the shares registered in the name of such member.

(b)
Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a shareholder or its properties, upon producing such evidence as the Board of Directors may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

22.	ANNUAL GENERAL MEETING

(a)
An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place, either within or without the State of Israel, as may be determined by the Board of Directors.

(b)
Subject to the provisions of these Articles, the function of the Annual General Meeting shall be to elect the members of the Board of Directors; to receive the financial statements; to appoint the Company’s auditors and to transact any other business which under these Articles or the Companies Law are to be transacted at a General Meeting.

23.	EXTRAORDINARY GENERAL MEETINGS

All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings”. The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting, at such time and place, within or out of the State of Israel, as may be determined by the Board of Directors, and shall be obliged to do so upon a requisition in writing in accordance with Section 63 of the Companies Law.

24.	NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE

(a)
Not less than twenty-one (21) days’ prior notice, or thirty-five (35) days’ prior notice to the extent required under regulations promulgated under the Companies Law, shall be given of every General Meeting. Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, said notice to be given to all members who would be entitled to attend and vote at such meeting. Anything therein to the contrary notwithstanding, with the consent of all members entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given.

(b)	The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting.

(c)
Notwithstanding anything to the contrary in this Article 24, and subject to any applicable stock exchange rules or regulations, notice of general meetings does not have to be delivered to shareholders, and notice by the Company of a General Meeting which is published in two daily newspapers in Israel shall be deemed to have been duly given on the date of such publication to any shareholder whose address as listed in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel, and notice by the Company of a General Meeting which is publicized on the United States Securities and Exchange Commission's EDGAR Database or similar publication via the internet shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located outside of Israel.

25.	MANNER OF MEETING

The Board may, in its absolute discretion, resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at the principal meeting place and a satellite meeting place or places anywhere in the world and the shareholders present in person, by proxy or by written ballot at satellite meeting places shall be counted in the quorum for and entitled to vote at the general meeting in question, and that meeting shall be duly constituted and its proceedings valid, provided that the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that shareholders attending at all the meeting places are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	hear all persons who speak (whether by the use of microphones, loudspeakers audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place(s); and

(c)	be heard by all other persons so present in the same way.

PROCEEDINGS AT GENERAL MEETINGS

26.	QUORUM

(a)
No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b)
In the absence of contrary provisions in these Articles, two or more shareholders (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate the minimum amount of voting power of the Company required by the Companies Law to constitute a quorum at General Meetings, shall constitute a quorum.

(c)
If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition under Sections 64 or 65 of the Companies Law, shall be dissolved, but in any other case it shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(d)
The Board of Directors may determine, in its discretion, the matters that may be voted upon at the meeting by proxy or written ballot in addition to the matters listed in Section 87(a) to the Companies Law.

27.	CHAIRMAN

The Chairman, if any, of the Board of Directors, shall preside as Chairman at every General Meeting of the Company. If at any meeting the Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the Co-Chairman shall preside at the meeting. If at any such meeting both the Chairman and the Co-Chairman are not present or are unwilling to act as Chairman, the shareholders present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or proxy).

28.	ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS

(a)	A resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy or by written ballot and voting thereon.

(b)
Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairman of the Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c)
A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

(d)
Notwithstanding any of the other provisions of these Articles, any resolution to consummate a Merger, as defined in Section 1 of the Law, shall require the approval of the holders of at least a majority of the voting power of the Company. For the avoidance of doubt, any amendment to this Article 28(d) shall require the approval of the holders of at least a majority of the voting power of the Company.

29.	RESOLUTIONS IN WRITING

A resolution in writing signed by all shareholders of the Company then entitled to attend and vote at General Meetings or to which all such shareholders have given their written consent (by letter, telegram, telex, facsimile, e-mail or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

30.	POWER TO ADJOURN

(a)
The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b)
It shall not be necessary to give notice of an adjournment, whether pursuant to Article 26(c) or Article 30(a), unless the meeting is adjourned for twenty-one (21) days or more in which event notice thereof shall be given in the manner required for the meeting as originally called.

31.	VOTING POWER

Subject to the provisions of Article 32(a) and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32.	VOTING RIGHTS

(a)
No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by him in respect of his shares in the Company have been paid.

(b)
A company or other corporate body being a shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

(c)
Any shareholder entitled to vote may vote either in person or by proxy (who need not be a shareholder of the Company), or, if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 32(b).

(d)
If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Shareholder Register.

PROXIES

33.	INSTRUMENT OF APPOINTMENTS

(a)	An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I, [insert name of shareholder] of [insert address of shareholder], being a member of Pointer Telocation  Ltd. (the “Company”), hereby appoints [insert name of proxy] or [insert address of proxy] as my proxy to vote for me and on my behalf at the [Annual / Extraordinary] General Meeting of the Company to be held on the ___ day of _______, 20__ and at any adjournment(s) thereof.

Signed this ____ day of ___________, 20__.

_____________________
(Signature of Appointor)”

or in any usual or common form or in such other form as may be approved by the Board of Directors. Such proxy shall be duly signed by the appointor or such person’s duly authorized attorney or, if such appointor is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

(b)
The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be presented to the Chairman at the meeting at which the person named in the instrument proposes to vote or be delivered to the Company (at its Registered Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as the Board of Directors may specify) not less than two (2) hours before the time fixed for such meeting, except that the instrument shall be delivered seventy-two (72) hours before the time fixed for the meeting.  Notwithstanding the above, the Chairman shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy received prior to the beginning of a General Meeting.

34.	EFFECT OF DEATH OF APPOINTOR OR TRANSFER OF SHARE OR REVOCATION OF APPOINTMENT

(a)
A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing member (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such meeting prior to such vote being cast.

(b)
An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the member appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such member of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

BOARD OF DIRECTORS

35.	POWERS OF BOARD OF DIRECTORS

(a)
General.  The management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not by these Articles or by law required to be exercised or done by the Company by action of its shareholders at a General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company by action of its shareholders at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b)
Borrowing Power.  The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c)
Reserves.  The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36.	EXERCISE OF POWERS OF BOARD OF DIRECTORS

(a)
A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors, whether in person or by any other means by which the Directors may hear each other simultaneously.

(b)	A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

(c)
The Board of Directors may adopt resolutions without holding a meeting of the Board of Directors, provided that all of the Directors then in office and lawfully entitled to vote thereon shall have agreed to vote on the matters underlying such resolutions without convening a meeting of the Board of Directors.  If the Board of Directors adopts resolutions as set forth in the immediately preceding sentence, minutes including such resolutions, including a resolution to vote on such matters without convening a meeting of the Board of Directors, shall be prepared and the Chairman of the Board of Directors (or in his or her absence the Co-Chairman) will sign such minutes.

37.	DELEGATION OF POWERS

(a)
The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more persons (who are Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)
Without derogating from the provisions of Article 50, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and emoluments, of all such persons, and may require security in such cases and in such amounts as it deems fit.

(c)
The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

38.	NUMBER OF DIRECTORS

The Board of Directors of the Company shall consist of not less than two (2) nor more than eleven (11) Directors.

39.	ELECTION AND REMOVAL OF DIRECTORS

(a)
Directors shall be elected at the Annual General Meeting or an Extraordinary Meeting of the Company by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors.

(b)
Nominations for the election of Directors may be made by the Board of Directors or a committee appointed by the Board of Directors or by a shareholder, one or more, holding at least 1% of the outstanding voting power in the Company. However, and without limitation of Sections 63 or 64 of the Companies Law, any such shareholder may nominate one or more persons for election as Directors at a General Meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been given to the Secretary of the Company not later than (i) with respect to an election to be held at an Annual General Meeting of shareholders, ninety (90) days prior to the anniversary date of the immediately preceding annual meeting, and (ii) with respect to an election to be held at a Extraordinary General Meeting of shareholders for the election of Directors, at least ninety (90) days prior to the date of such meeting. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and (d) the consent of each nominee to serve as a Director of the Company if so elected and a declaration signed by each of the nominees declaring that there is no limitation under the Companies Law for the appointment of such a nominee and that all the information that is required under the Companies Law to provided to the Company in connection with such an appointment has been provided. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

(c)
The General Meeting may, by a vote of the majority holders of the voting power represented at the meeting, remove any Director(s) from office, and elect Directors instead of Directors so removed or fill any Vacancy (as defined in Article 41), however created, in the Board of Directors unless such Vacancy was filled by the Board of Directors under Article 41.

(d)
In the event of any contradiction between the provisions of this Article 39 and the provisions of the Companies Law relating to the election and term of External Directors, the applicable provisions of the Companies Law shall govern, and the External Directors shall be elected and hold office in accordance with the provisions of the Companies Law.

40.	QUALIFICATION OF DIRECTORS

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

41.	CONTINUING DIRECTORS IN THE EVENT OF VACANCIES

(a)
In the event that one or more vacancies is created in the Board of Directors, including without limitation, a situation in which the number of Directors is less than the minimum number permitted under Article 38 (a ‘‘Vacancy’’), the continuing Directors may continue to act in every matter, and, may appoint Directors to temporarily fill any such Vacancy, provided, however, that if the number of Directors is less than two (2), they may only act in (i) an emergency; or (ii) to fill the office of director which has become vacant; or (iii) in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all Vacancies, so that at least two (2) Directors are in office as a result of said meeting. Notwithstanding the foregoing, in the event of Vacancy of an External Director, the Company shall call a General Meeting to elect a new External Director or take such other action as required under the Companies Law.

(b)
As long as the number of Directors is less than the maximum number of Directors permitted under Article 38, the continuing directors may appoint additional Directors, up to the maximum number permitted under Article 38, to hold office until the next Annual General Meeting following such appointment by the continuing Directors.

42.	VACATION OF OFFICE

(a)
The office of a Director shall be vacated, ipso facto, upon his or her death, or if he or she be found lunatic or become of unsound mind, or if he or she becomes bankrupt,  or if he is found by a court guilty of any of the felonies listed in Section 226 of the Companies Law.

(b)
The office of a Director may also be vacated by the written resignation of the Director.  Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. Such written resignation shall include the reasons that lead the Director to resign from his office.

43.	REMUNERATION OF DIRECTORS

A Director shall be paid remuneration by the Company for his services as Director to the extent such remuneration shall have been approved by the Company in accordance with the Companies Law.

44.	CONFLICT OF INTEREST

Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be voided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest.

45.	ALTERNATE DIRECTORS

A director may, by written notice to the Company, appoint an alternate for himself (in these Articles referred to as an "Alternate Director"), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him for any reason. Unless the appointing director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, or revokes such appointment, the appointment shall be for an indefinite period, and for all purposes. Any notice given to the Company pursuant to this Article 45 shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. An Alternate Director shall have all the rights and obligations of the director who appointed him, provided, however, that he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee of the Board of Directors while the director who appointed him is present. One person may not act as Alternate Director for more than one director. The identity of an Alternate Director shall be subject to the restrictions set forth in the Companies Law for directors and the office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if the director who appointed such Alternate Director ceases to be a director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

46.	MEETINGS

(a)	The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

(b)
Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meetings of the Board of Directors, but not less than two (2) days’ notice shall be given of any meetings so convened. Notice of any such meeting shall be given to all the Directors and may be given orally, by telephone, in writing or by mail, email or facsimile. Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid.

47.	RESOLUTIONS IN WRITING

A resolution in writing signed by the Chairman of the Board of Directors, or of a committee, provided that all the members of the Board of Directors or a committee have agreed to adopt such resolution without convening a meeting, shall be valid for every purpose as a resolution adopted at a Board of Directors' or committee meeting, as the case may be, that was duly convened and held.  In place of a Director the aforesaid resolution may be signed and delivered by his attorney.

48.	QUORUM

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by telephone conference of a majority  of the Directors then in office who are lawfully entitled to participate in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by telephone conference or by other means by which all directors may hear and be heard) when the meeting proceeds to business.

49.	CHAIRMAN OF THE BOARD OF DIRECTORS

The Board of Directors may from time to time, elect one of its members to be the Chairman of the Board of Directors, and another of its members as Co-Chairman, remove such Chairman and Co-Chairman from office and appoint others in their place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Co-Chairman shall preside. If both the Chairman and the Co-Chairman are not present within such fifteen (15) minutes or are unwilling to take the chair the Directors present shall choose one of their number to be the Chairman of such meeting.

50.	VALIDITY OF ACTS DESPITE DEFECTS

All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

CHIEF EXECUTIVE OFFICER AND PRESIDENT

51.	CHIEF EXECUTIVE OFFICER AND PRESIDENT

The Board of Directors may from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer or Officers, General Manager or Managers, or President of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect of the management of the Company in the ordinary course of business. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) fix his or their salaries and emoluments, remove or dismiss him or them from office and appoint another or others in his or their place or places.

MINUTES

52.	MINUTES

(a)
Minutes of each General Meeting and of each meeting of the Board of Directors or of any Committee of the Board of Directors shall be recorded and duly entered in books provided for that purpose, and shall be held by the Company at its principal place of office or its Registered Office or such other place as shall have been determined by the Board of Directors. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

(b)
Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

53.	DECLARATION OF DIVIDENDS

The Board of Directors may, subject to the applicable provisions of the Companies Law, from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified by the profits of the Company. The Board of Directors shall determine the time for payment of such dividends, both interim and final, and the record date for determining the shareholders entitled thereto.

54.	FUNDS AVAILABLE FOR PAYMENT OF DIVIDEND

No dividend shall be paid otherwise than out of the profits of the Company.

55.	AMOUNT PAYABLE BY WAY OF DIVIDENDS

Subject to the provisions of these Articles and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the profits of the Company which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid up on account of the shares held at the date so appointed by the Company, without regard to the premium paid in excess of the nominal value, if any.  No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

56.	INTEREST

No dividend shall carry interest as against the Company.

57.	PAYMENT IN SPECIE

Upon the determination of the Board of Directors, the Company (i) may cause any monies, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in payment, in full or in part, of the uncalled liability on all issued shares or debentures or debenture stock if such liability exists, on a pro rata basis; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

58.	IMPLEMENTATION OF POWERS UNDER ARTICLE 57

For the purpose of giving full effect to any resolution under Article 57, and without derogating from the provisions of Article 7(b) hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any members upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend  or capitalized fund as may seem expedient to the Board of Directors.

59.	DIVIDEND ON UNPAID SHARES

Without derogating from Article 54 hereof, the Board of Directors may give an instruction which shall prevent the distribution of a dividend to the registered holders of share the full nominal amount of which has not been paid up.

60.	RETENTION OF DIVIDENDS

(a)
The Board of Directors may retain any dividend or other monies payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)
The Board of Directors may retain any dividend or other monies payable or property distributable in respect of a share in respect of which any person is, under Article 20 or 21, entitled to become a member, or which any person, is, under said Articles, entitled to transfer, until such person shall become a member in respect of such share or shall transfer the same.

61.	UNCLAIMED DIVIDENDS

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not cause the Company to be a trustee in respect thereof . The principal (and only the principal) of an unclaimed dividend or such other moneys shall be, if claimed, paid to the person entitled thereto.

62.	MECHANICS OF PAYMENT

The Board of Directors may fix the mechanics for payment of dividends as it deems fit.  However, if nothing to the contrary is provided in the resolution of the Board of Directors, than all dividends or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Shareholder Register or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 20 or 21 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

63.	RECEIPT FROM A JOINT HOLDER

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS

64.	BOOKS OF ACCOUNT

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of  the Companies Law and of any other applicable law.  Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors.  No member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by resolution of the shareholders of the Company.

65.	AUDIT

At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

66.	AUDITORS

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the shareholders by resolution in a General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors or a committee thereof to fix such remuneration subject to such criteria or standards, if any, as may be provided in such resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

BRANCH REGISTERS

67.	BRANCH REGISTERS

Subject to and in accordance with the provisions of Sections 130 to 139, inclusive, of the Companies Law and to all orders and regulation issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

INSURANCE, INDEMNITY AND EXEMPTION

68.	INDEMNITY, INSURANCE AND EXEMPTION

(a)	Exemption From Liability. Subject to the provisions of the Companies Law, the Company may exempt an Office Holder in advance from all or part of such Office Holder’s responsibility or liability for damages caused to the Company due to any breach of such Office Holder’s duty of care towards the Company to the maximum extent permitted by law. Notwithstanding, the Company shall not exempt a director in advance from its responsibility or liability towards the Company due to a breach of such director’s duty of care in distribution.

(b)	Indemnification.

(i)	Subject to the provisions of the Companies Law and the Securities Law, the Company may indemnify an Office Holder to the fullest extent permitted by the Companies Law and the Securities Law, with respect to the following liabilities, expenses and payments, provided that such liabilities, expenses and payments were incurred by such Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

(A)	a financial obligation imposed on an Office Holder in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by a court of law;

(B)
 reasonable litigation expenses, including legal fees, incurred by an Office Holder as a result of criminal inquiry or an investigation or proceeding instituted against such Office Holder by a competent authority, which inquiry or investigation or proceeding has ended without the filing of an indictment and without an imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding without the filing of an indictment for an offense that does not require proof of mens rea or in connection with financial sanction (the phrases ‘‘proceeding that has ended without the filing of an indictment’’ and ‘‘financial obligation in lieu of a criminal proceeding’’ shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law);

(C)
expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (1) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (2) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (3) infringements pursuant to the provisions of Chapter I’1 under the Securities Law;

(D)
reasonable legal expenses, including attorney’s fees, which the Office Holder incurred or with which the Office Holder was charged by a court of law, in a proceeding brought against the Office Holder, by the Company or on its behalf or by another person, or in a criminal prosecution in which the Office Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of mens rea (criminal intent); and

(E)	payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law.

(ii)
Subject to the provisions of the Companies Law and the Securities Law, the Company may undertake to indemnify an Office Holder in advance with respect to (i) financial obligations as specified in Article 68(b)(i)(A), provided, that the undertaking is limited to categories of events which, in the opinion of the Board of Directors can be foreseen, based on the Company’s actual activities at the time the undertaking to indemnify is given, and in amounts set by the Board of Directors as reasonable, and (ii) expenses, fees and payments as specified in Sub-Sections 68(b)(i)(B), (C), (D) and (E). Subject to the provisions of the Companies Law and the Securities Law, the Company may also undertake to indemnify an Office Holder retroactively for expenses, fees and payments as specified in Section 68(b).

(c)	Insurance.

(i)
Subject to the provisions of the Companies Law and the Securities Law, the Company may enter into a contract to insure an Office Holder for all or part of the liability that may be imposed on such Office Holder in connection with an act performed by such Office Holder in such Office Holder’s capacity as an Office Holder of the Company, with respect to each of the following:

(A)	breach of his duty of care to the Company or to another person;

(B)
breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that the action in question would not prejudice the interests of the Company;

(C)	a financial obligation imposed on him in favor of another person; and

(ii)
Subject to the provisions of the Companies Law and the Securities Law,   the Company may also enter into a contract to insure an Office Holder for (A) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (1) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (2) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (3) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (B) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

(d)	(i)	The Company shall not indemnify, exculpate or insure any Office Holder under any of the following circumstances:

(A)
a breach of duty of loyalty, except, with respect to indemnification and  insurance, to the extent that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company;

(B)	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the Office Holder;

(C)	an act or omission committed with intent to derive illegal personal benefit; or

(D)	a fine, civil fine, financial sanction or levied against the Office Holder.

(ii)
The company shall not indemnify or insure any Office Holder for a  proceeding instituted against such Office Holder pursuant to the provisions of Chapter H'3, H'4, and I'1 under the Securities Law, except as permitted under these Articles of Association.

(e)
Any amendment to the Companies Law and the Securities Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 68 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law and the Securities Law.

(f)
The provisions of this Article 68 are not intended, and shall not be interpreted so as to restrict the Company, in any manner in respect of the procurement of insurance and/or indemnification and/or exculpation, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder ("Person"), in accordance with the provisions of the law.

WINDING UP

69.	WINDING UP

If the Company is wound up, then subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the respective holdings of the shares in respect of which such distribution is being made.

RIGHTS OF SIGNATURE, STAMP, AND SEAL

70.	RIGHTS OF SIGNATURE, STAMP, AND SEAL

(a)
The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person (s) on behalf of the Company shall bind the Company insofar as such person (s) acted and signed within the scope of his or their authority.

(b)
The Board of Directors may provide for a seal.  If the Board of Directors so provides, it shall also provide for the safe custody thereof.  Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person (s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

NOTICES

71.	NOTICES

(a)
Any written notice or other document may be served by the Company upon any shareholder either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such member at his address as described in the Shareholder Register. Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager or Chief Executive Officer of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at it Registered Address.  Any such notice or other document shall be deemed to have been served two (2) business days after it has been posted (seven (7) business days if posted internationally), or when actually tendered in person, to such shareholder (or to the Secretary or the General Manager), whichever is earlier.  Notice sent by email or facsimile shall be deemed to have been served two business days after the notice is sent to the addressee, or when in fact received, whichever is earlier, notwithstanding that if it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 71(a).

(b)
All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share.

(c)
If requested by the Company, each shareholder shall provide the Company with the shareholder’s full street and mailing address, as well, if available with facsimile number and email address.  Any shareholder whose address is not set out in the Shareholder Register, and who shall not have designated in writing delivered to the Company an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

EXHIBIT B

POINTER TELOCATION LTD.

LETTER OF INDEMNIFICATION

___________ __, 2011

Dear ________________,

This letter agreement (the “Letter”) is provided to you in recognition that it is in the best interests of Pointer Telocation Ltd. (the “Company”) to provide hereunder for your indemnification to the fullest extent permitted by law.

 1. The Company hereby undertakes to indemnify you to the maximum extent permitted by the Companies Law—1999 (the ‘‘Companies Law’’), and by the Securities Law-1968 (the ‘‘Securities Law’’) in respect of the following:

      1.1     any financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (‘‘action’’) taken or made by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary;

      1.2   all reasonable litigation expenses, including reasonable attorneys’ fees, expended by you or charged to you by a court of law, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal prosecution in which you are acquitted, or in any criminal prosecution of an offense which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as a director or officer of the Company or in your capacity as a director or office holder of any other Subsidiary;

      1.3  all reasonable litigation expenses, including reasonable attorneys’ fees, expended by you due to an investigation or a proceeding instituted against you by an authority qualified to conduct such investigation or proceeding, where such investigation or proceeding is concluded without the filing of an indictment against you (as defined in Section 260(a)(1a) of the Companies Law) and without any financial obligation imposed on you in lieu of criminal proceedings (as defined in Section 260(a)(1a) of the Companies Law), or that is concluded without your indictment but with a financial obligation imposed on you in lieu of criminal proceedings with respect to an offense that does not require proof of mens rea (criminal intent) or in connection with a financial sanction,, all in respect of actions taken by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary;

      1.4  expenses, including reasonable litigation expenses and attorneys’ fees, incurred by you as a result of a proceeding instituted against you in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law, all in respect of actions taken by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary; and

      1.5     payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law made by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary

 2. Notwithstanding the aforesaid, the Company will not indemnify you for any amount you may be obligated to pay in respect of:

      2.1 a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of your duty of loyalty to the Company or a Subsidiary while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company or Subsidiary, as applicable;

      2.2  a willful breach of your duty of care or reckless disregard for the circumstances or to the consequences of a breach of your duty of care;

      2.3   an action taken or not taken with the intent of unlawfully realizing personal gain;

      2.4   a fine or penalty imposed upon you;

      2.5    a proceeding instituted against you pursuant to the provisions of Chapter H’3, H’4 or I’1 under the Securities Law, except as permitted hereunder.

      2.6  a counterclaim brought by the Company or in its name in connection with a claim against the Company filed by you, other than by way of defense or by way of third party notice in connection with a claim brought against you by the Company, or in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by you, which approval shall not be unreasonably withheld

 3. The Company will make available all amounts payable to you in accordance with Section 1 above on the date on which such amounts are first payable by you and in any event not later than fifteen (15) days following receipt by the Company of your written request therefor (‘‘Time of Indebtedness’’), including with respect to any claim against you initiated by the Company or by any Subsidiary or in their right, and with respect to items referred to in Sections 1.2, 1.3, 1.4 and 1.5 above, not later than the date on which the applicable court or other competent authority renders its decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company, if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined by an unappealable court judgment that you are not lawfully entitled to such indemnification. As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator or other competent authority, including for the purpose of substituting liens imposed on your assets.

  4. The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director or officer of the Company or of a Subsidiary, as applicable, provided, that the obligations are in respect of actions taken by you while you were a director and/or officer, and in such capacity.

  5. The Company’s undertaking to indemnify you for the expenses mentioned in Section 1.2, 1.3, 1.4 and 1.5 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and for the matters mentioned in Section 1.1 above shall apply only insofar as such expenses and/or matters result from your actions in the following matters or in connection therewith:

      5.1    The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreement, notice, report, tender and/or other proceeding, whether in Israel or abroad;

      5.2    Occurrences in connection with investments the Company and/or Subsidiaries make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary as a director, officer and/or board observer of the corporation which is the subject of the transaction and the like;

      5.3   The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company or a Subsidiary;

      5.4   Actions in connection with the merger of the Company and/or a Subsidiary with or into another entity;

      5.5   Actions in connection with the sale of the operations and/or business, or part thereof, of the Company and/or a Subsidiary;

      5.6   Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

      5.7   Actions taken in connection with labor relations and/or employment matters in the Company and/or the Subsidiaries and trade relations of the Company and/or the Subsidiaries, including with employees, independent contractors, customers, suppliers and various service providers;

      5.8   Actions in connection with the development or testing of products developed by the Company and/or the Subsidiaries, or in connection with the distribution, sale, license or use of such products, including without limitation in connection with professional liability and product liability claims;

      5.9   Actions taken in connection with the intellectual property of the Company and/or the Subsidiaries, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property, including any assertion that the Company’s products infringe on the intellectual property rights or constitute a misappropriation of any third party’s trade secrets; and

      5.10 Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or the Subsidiaries (including tax policies and procedures), whether such policies and procedures are published or not.

      5.11  Approval of corporate actions, in good faith, including the approval of the acts of the Company’s management, their guidance and their supervision.

      5.12 Claims of failure to exercise business judgement and a reasonable level of proficiency, expertise and care in regard of the Company’s business.

      5.13 Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

      5.14 Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws.

 6. The total aggregate amount of indemnification for which the Company undertakes to indemnify you hereunder, for all of the matters and circumstances described herein (cumulative), shall not exceed an amount equal to US$ 4,000,000 in the aggregate, calculated with respect to each director and officer of the Company.

 7. The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

 8. Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

 9. The Company will be entitled to any amount actually received from a third party in connection with liabilities indemnified hereunder, to be paid by you to the Company within fifteen (15) days following the receipt of the said amount.

 10. In all indemnifiable circumstances, indemnification will be subject to the following:

      10.1    You shall promptly notify the Company in writing of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive or possess in connection with these proceedings or possible or threatened proceedings. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown in the signature page of this Letter (or such other address as the Company shall designate to you).

      10.2  Similarly, you must notify the Company in writing (addressed as described in Section 10.1 above) on an ongoing and current basis concerning all events that you suspect may possibly give rise to the initiation of legal proceedings against you.

      10.3 Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney that you reasonably deem to be unacceptable. The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.  At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.  For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Letter and/or pursuant to law and further provided that any such settlement or arrangement does not impose on you any liability or limitation.

      10.4 You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

      10.5  If, in accordance with Section 10.3, the Company has taken upon itself the conduct of your defense, you shall have the right to employ counsel in any such action, suit or proceeding, but the fees and expenses of such counsel, incurred after the assumption by the Company of the defense thereof, shall be at your expense unless: (i) the employment of counsel by you has been authorized by the Company; or (ii) you and the Company shall have reasonably concluded that there may be a conflict of interest between the Company and yourself in the conduct of the defense of such action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the Company.

      10.6  The Company will have no liability or obligation pursuant to this Letter to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s prior written consent to such compromise or settlement, which consent shall not be unreasonably withheld.

 11. The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2 above.

 12. If for the validation of any of the undertakings in this Letter any act, resolution, approval or other procedure is required, the Company undertakes to make its best efforts to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

 13. For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter derogates from the Company’s right (but in no way obligation) to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 6 above.  The Company may, in its sole discretion, following receipt of necessary corporate approvals, and subject to applicable law, indemnify you retroactively for actions committed prior to the date of this Letter. Your rights of indemnification hereunder shall not be deemed exclusive of any other rights you may have under the Company’s Articles of Association or applicable law or otherwise.

 14. If any undertaking included in this Letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

 15. No supplement, modification or amendment of this Letter shall be binding unless executed in writing by both of the parties hereto.  No waiver of any of the provisions of this Letter shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

 16. This Letter and the agreements contained herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

This Letter is being issued to you pursuant to the resolution adopted by the Audit Committee on May 29, 2011, Board of Directors on May 31, 2011 and the Company’s shareholders on August 1, 2011.

Kindly sign in the space provided below to acknowledge your agreement to the contents hereof, and return this Letter to the Company.

Very truly yours, ____________________________ POINTER TELOCATION LTD.

Agreed:

_______________________

Name: _________________

Title: Director

Date: ______________

EXHIBIT C

Management Services Agreement

This Management Services Agreement (this "Agreement") is made and entered into effective as of August 1, 2011 by and between Pointer Telocation Ltd. ("Pointer") with offices at 14 Hamelacha Street, Park Afek, Rosh Ha’ayin, Israel and DBSI Investments Ltd. with its offices at 85 Medinat Hayehudim Street, Herzelia, Israel ("DBSI").

Whereas,	the parties entered on April 6, 2003, into a Management Services Agreement pursuant to which DBSI provided Management Services Agreement to Pointer (the “Original Management Services Agreement”) and,

Whereas,
in accordance with a recent amendment to the Companies Law the provision of the management services by DBSI, the controlling shareholder of Pointer, to Pointer requires to be re-approved by the shareholders meeting of Pointer; and

Whereas,	the parties wish to further detail the management services to be provided by DBSI to Pointer by replacing the Original Management Services Agreement with this Agreement.

Now, Therefore, in consideration of the covenants and conditions hereinafter set forth, the parties hereby agree as follows:

1.	Scope of Services

1.1.
During the term of this Agreement DBSI shall provide Pointer with management services with respect to Pointer' business as shall be agreed upon between the parties from time to time, including, inter alia, the following:

(i)	Provision of directors services and services of Chairman of the Board of Directors;
(ii)	Consulting Pointer’s management;
(iii)	Negotiations and work regarding financing and banks;
(iv)	Review of potential mergers and acquisitions;
(v)	General analysis

 (the "Management Services").

1.2.
By rendering the Management Services hereunder, DBSI shall cooperate with Pointer and utilize a professional skill and diligence to provide the expertise required in connection with such services. DBSI shall dedicate as much time as will be necessary for the proper performance of the Management Services.

2.	Consideration

2.1.
In consideration of the performance of the Management Services hereunder Pointer shall pay to DBSI an aggregate annual management services fees in the amount of one hundred eighty thousand United States dollars (US$180,000) (the "Management Fees"), to be paid in equal quarterly installments of forty five thousand United States dollars (US$45,000). Each quarterly installment of the Management Fees shall be paid not later than the seventh (7th) day of each calendar quarter for Management Services rendered during the preceding calendar quarter.

2.2.
Pointer will reimburse DBSI for out-of-pocket business expenses borne by DBSI or any of its employees, directors or officers in connection with the provision of the Management Services against the submittal of the relevant invoices and receipts to Pointer.

2.3.	All payments under this Agreement shall be made against the issuance of a valid invoice furnished by DBSI to Pointer. Such payments shall also include Value Added Tax pursuant to applicable law.

3.	Proprietary Information

3.1.
DBSI agrees that any and all Proprietary Information (as defined below) of Pointer which may be provided to DBSI is, and shall be, the sole property of Pointer, and that DBSI will keep in confidence all such Proprietary Information, and not use or disclose any Proprietary Information to any third party without the written consent of Pointer, and that upon termination of this Agreement, DBSI will deliver to Pointer all documents and materials of any nature including or pertaining to any Proprietary Information.

3.2.
For purposes hereof, "Proprietary Information" means confidential and proprietary information concerning the business and financial activities of Pointer, including patents, patent applications, trademarks, copyrights and other intellectual property, and information relating to the same, technologies and products, know how, inventions, research and development activities, trade secrets, and also confidential commercial information such as information relating to customers, suppliers, marketing plans, etc. Proprietary Information shall also include information of the same nature which Pointer may obtain or receive from third parties. The term "Proprietary Information" shall not apply with respect to information that: (i) was known to DBSI prior to the engagement with Pointer; (ii) is or shall become part of the public knowledge except as a result of the breach of DBSI's undertakings towards Pointer hereunder; (iii) reflects information and data generally known in the industries or trades in which Pointer operates; (iv) DBSI is compelled by court or government action pursuant to applicable law to disclose such information, provided, however, that DBSI gives Pointer prompt notice thereof so that Pointer may seek a protective order or other appropriate remedy.

4.
Term; Termination

This Agreement shall be deemed effective as of August 1, 2011 and shall continue for a three (3) year period thereafter (the "Initial Term"). Following the Initial Term, this Agreement may be renewed subject to approval of the shareholders meeting of Pointer.

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5.
Independent Contractor

DBSI is an independent contractor and is not an agent or employee of, and has no authority to bind, Pointer by contract or otherwise. DBSI will perform the Management Services under the general direction of Pointer.

6.	Miscellaneous

6.1.
Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, including the Original Management Services Agreement, and may not be amended, modified or supplemented in any respect, except by a subsequent written document executed by both parties hereto.

6.2.
No Waiver. No failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party's rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof.

6.3.
Severability. In the event it shall be determined under any applicable law that a certain provision set forth in this Agreement is invalid or unenforceable, such determination shall not affect the remaining provisions of this Agreement unless the business purpose of this Agreement is substantially frustrated thereby.

6.4.
Notices. Any notices under this Agreement shall be sent by courier or certified mail, return receipt requested, postage or fees prepaid, to the address specified above or such other address as the party specifies in writing. Such notice will be effective one business day after delivery to the courier or mailing as specified.

6.5.
Governing Law; Jurisdiction. The laws of the State of Israel shall apply to this Agreement without giving effect to their rules regarding conflict of laws and the sole and exclusive place of jurisdiction in any matter arising out of or in connection with this Agreement shall be the competent court in Tel-Aviv, Israel.

In Witness Whereof the parties have executed this Agreement on the date first written above.

Pointer Telocation Ltd. By: ______________ Name: ______________ Title: ______________	DBSI Investments Ltd. By: ______________ Name: ______________ Title: ______________

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